UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
87236Y 10 8

(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 5, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87236Y 10 8	Schedule 13D	Page	2	of	12

1	NAMES OF REPORTING PERSONS. The Toronto-Dominion Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		264,726,637*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,726,637*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,726,637*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.9%* (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the 2009 Proxy Statement for Annual Meeting of Stockholders (the “Ricketts Statement”), as of December 22, 2008, the Ricketts Parties beneficially owned, in the aggregate, 131,690,696 shares of Issuer Common Stock (as defined herein), representing approximately 22.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1) Based on 589,318,526 shares of Issuer Common Stock outstanding as of January 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008.

CUSIP No.	87236Y 10 8	Schedule 13D	Page	3	of	12

1	NAMES OF REPORTING PERSONS. TD Discount Brokerage Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		193,300,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		193,300,000*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,300,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of December 22, 2008, the Ricketts Parties beneficially owned, in the aggregate, 131,690,696 shares of Issuer Common Stock (as defined herein), representing approximately 22.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.
(1) Based on 589,318,526 shares of Issuer Common Stock outstanding as of January 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008.

CUSIP No.	87236Y 10 8	Schedule 13D	Page	4	of	12

1	NAMES OF REPORTING PERSONS. TD Discount Brokerage Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		44,419,287 *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,419,287 *

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,419,287 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of December 22, 2008, the Ricketts Parties beneficially owned, in the aggregate, 131,690,696 shares of Issuer Common Stock (as defined herein), representing approximately 22.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.
(1) Based on 589,318,526 shares of Issuer Common Stock outstanding as of January 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008.

CUSIP No.	87236Y 10 8	Schedule 13D	Page	5	of	12

1	NAMES OF REPORTING PERSONS. TD Discount Brokerage Hedging LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,000,000*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,000,000*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,000,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of December 22, 2008, the Ricketts Parties beneficially owned, in the aggregate, 131,690,696 shares of Issuer Common Stock (as defined herein), representing approximately 22.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.
(1) Based on 589,318,526 shares of Issuer Common Stock outstanding as of January 30, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008.

Schedule 13D	Page 6 of 12

Item 1. Security and Issuer
     This Amendment No. 8 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006 and Amendment No. 7 thereto filed on September 14, 2006 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank, TD Discount Brokerage Holding LLC, TD Discount Brokerage Acquisition LLC and TD Discount Brokerage Hedging LLC with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 8 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 8) as follows:
     This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of TD (“TDDBH”), TD Discount Brokerage Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TDDBA”) and TD Discount Brokerage Hedging LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD Hedging” and together with TD, TDDBH and TDDBA, the “TD Entities”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive offices of TD Hedging, TDDBH and TDDBA are located at 31 W. 52nd Street, New York, New York 10019.
     The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
     During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The total amount of cash payments to be made by the TD Entities to acquire the additional shares of Issuer Common Stock as described under Item 6 below is approximately $515.3 million. TD Hedging expects that TD will provide it with the funds to make these payments by means of a capital contribution using available funds of TD and its subsidiaries.

Schedule 13D	Page 8 of 12
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
     Under the terms of the Stockholders Agreement, the limitation on TD’s ownership of Issuer Common Stock increased from 39.9% of the outstanding shares to 45% effective January 24, 2009. TD has determined to increase its ownership of Issuer Common Stock and accordingly is taking the actions described in Item 6 below.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) and (b). As of February 5, 2009 after giving effect to the amendment to the hedging arrangements described in Item 6 below, TDDBA and TDDBH were the record and beneficial owners of 44,419,287 shares and 193,300,000 shares of Issuer Common Stock, respectively, representing approximately 7.5% and 32.8%, respectively, of the outstanding shares of Issuer Common Stock, and TD Hedging was the beneficial owner of 27,000,000 shares of Issuer Common Stock representing approximately 4.6% of the outstanding shares of Issuer Common Stock. TD controls TD Hedging, TDDBH and TDDBA and accordingly beneficially owns the shares of Issuer Common Stock held by each entity. Including such shares held by TD Hedging, TDDBH and TDDBA and the shares beneficially owned by TD Asset Management Inc. (“TDAM”), as described below, as of February 5, 2009, TD was the beneficial owner of 264,726,637 shares of Issuer Common Stock, representing approximately 44.9% of the outstanding shares of Issuer Common Stock. Of the 264,726,637 shares of Issuer Common Stock beneficially owned by TD as of February 5, 2009, 7,350 shares are owned by certain clients of TDAM, an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). The TDAM Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
     Except for Mr. Clark, Mr. Bragg and Mr. Prezzano, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock. Mr. Clark beneficially owns 6,000 shares of Issuer Common Stock. Mr. Bragg beneficially owns 113,000 shares of Issuer Common Stock. Mr. Prezzano beneficially owns 46,023 shares of Issuer Common Stock.
     (c) Except as otherwise specified in this Statement, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals listed on Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days. In the last 60 days, Mr. Prezzano was awarded 7,530 shares and 7,616 restricted stock units, pursuant to the Issuer’s Director’s Incentive Plan.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby amended and supplemented by the following:
     On February 5, 2009, the arrangement entered into on September 14, 2006 between TD Hedging and an entity sponsored by Royal Bank of Canada (“RBC”) for the purpose of providing TD a financial

Schedule 13D	Page 9 of 12
hedge with respect to 27 million shares of Issuer Common Stock was amended to provide for the physical settlement instead of cash settlement of such hedging transaction. As a result, TD expects that the RBC-sponsored entity will deliver to TD Hedging on the settlement date (anticipated to be on or about March 2, 2009) 27 million shares of Issuer Common Stock and TD Hedging will thereafter pay the RBC-sponsored entity an amount in cash equal to U.S. $19.08417 per share of Issuer Common Stock, as settlement of the hedging arrangement.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Statement is hereby amended by deleting Exhibit 6 listed therein and replacing it with the following:
Exhibit 6. Amended and Restated Joint Filing Agreement, dated February 9, 2009, among The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC, TD Discount Brokerage Acquisition LLC and TD Discount Brokerage Hedging LLC.

Schedule 13D	Page 10 of 12
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

TD DISCOUNT BROKERAGE HOLDINGS LLC
By:	/s/ Brendan O’Halloran
Name:	Brendan O’Halloran
Title:	President

TD DISCOUNT BROKERAGE ACQUISITION LLC
By:	/s/ Brendan O’Halloran
Name:	Brendan O’Halloran
Title:	President

TD DISCOUNT BROKERAGE HEDGING LLC
By:	/s/ Brendan O’Halloran
Name:	Brendan O’Halloran
Title:	President

Dated: February 9, 2009

Schedule 13D	Page 11 of 12
SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE TD ENTITIES
     Schedule I to the Statement is hereby (i) amended by deleting the references to Darren Entwistle and Fredric J. Tomczyk and (ii) amended and supplemented by the following:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

Brian M. Levitt
(Canadian Citizen)	Partner and Co-Chair
Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Suite 2100
Montreal, Quebec
H3B 4W5

Mr. Nadir H. Mohamed
(Canadian Citizen)	President and Chief Operating Officer
Communications Group
Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

OFFICERS

Mark Russell Chauvin (Canadian Citizen)	Executive Vice President and Chief Risk Officer

Theresa Lynn Currie	Executive Vice President
(Canadian and United States
Citizen)

Michael Bo Pedersen	Group Head, Corporate Operations
(Canadian Citizen)

TD DISCOUNT BROKERAGE HEDGING LLC

DIRECTORS
Brendan O’Halloran (Canadian
and United States Citizen)	Vice Chair, Regional Head

Schedule 13D	Page 12 of 12

Name	Present Principal Occupation or Employment and Address

TD Securities (USA) LLC
31 W. 52nd Street
New York, NY 10019

Deborah Gravinese
(United States Citizen)	Managing Director Group Head — Credit Management USA Region
TD Securities (USA) LLC
31 W. 52nd Street
New York, NY 10019

Frank Tripodi
(United States Citizen)	Chief Financial Officer and Managing Director, Finance & Operations
TD Securities (USA) LLC
31 W. 52nd Street
New York, NY 10019

OFFICERS

Brendan O’Halloran	President

Frank Tripodi	Vice President & Treasurer

Deborah Gravinese	Vice President